Exhibit 99.1

Wins Finance Holdings Inc. Reports Unaudited Financial Results for the Six Months Ended December 31, 2017

BEIJING and NEW YORK, May 18, 2018 -- Wins Finance Holdings Inc. ("Wins Finance" or the "Company") (NASDAQ: WINS), a diversified investment and asset management company that provides integrated financing solutions to small and medium enterprises ("SMEs") in China, today announced its unaudited financial results for the fiscal six months ended December 31, 2017.

Fiscal Six Months Financial and Operational Highlights

•	Gross revenue was $5.3 million, compared to $4.8 million for the corresponding period ended December 31, 2016.

•	Interest income on short-term investments was $7.5 million, compared to $6.8 million for the corresponding period ended December 31, 2016.

•	Net income attributable to Wins Finance was $9.2 million, compared to $11.0 million for the corresponding period ended December 31, 2016.

“Our gross revenue increased 10% for the first six months of fiscal 2018 as compared to same period a year ago as our financial advisory business increased by 227%, though this was offset by a 26% decrease in our financial guarantee business. However, our net income fell 17%, primarily due an increase in our expenses,” said Renhui Mu, Chairman and Chief Executive Officer of Wins Finance.

“We continue to work to optimize the company's business and operating structure. The economic slowdown in Shanxi Province's economy, our main market for our guarantee business, could lead to an increased risk of potential loan default despite our extensive screening process, so we plan to make fewer loan guarantees. Instead, we plan to focus on growing our financing lease business, which we believe will continue to expand in the future.”

“In order to plan for growth and reduce the cost of bank financing, we plan to increase our capital and strive to improve the Company's credit rating with our lenders. This could take the form of an issuance of securities as outlined in our registration statement on Form F-3,” added Mr. Mu

Six Months Ended December 31, 2017 Financial Results

Gross revenue

Gross revenue for Wins Finance for the six months ended December 31, 2017 was $5.3 million, which was comprised of $1.2 million of commissions and fees generated from our financial guarantee services, $3.0 million of direct financing lease interest income and $1.2 million of financial advisory and lease agency income.

Commissions and fees from financial guarantee services decreased $0.4 million, or 26.4%, to $1.2 million for the six months ended December 31, 2017, compared to $1.6 million for the six months ended December 31, 2016. The decrease was primarily attributable to reduced lending activities due to the economic slowdown in Shanxi Province, where most of our existing SME clients are located, and, as a result, fewer potential clients were able to pass our screening process. Concurrent with a slowdown of China’s economy, competition in our lending business has intensified in the region. These factors are expected to negatively impact our guarantee business in the foreseeable future.

Direct financing lease interest income generated from payments under direct financing leases with customers increased by $0.1 million, or 3.6%, to $3.0 million for the six months ended December 31, 2017, compared to $2.9 million for the six months ended December 31, 2016

Financial advisory and lease agency income increased by $0.8 million, or 226.8%, to $1.2 million for the six months ended December 31, 2017, compared to $0.4 million for the six months ended December 31, 2016.The increase was primarily attributable to new contracts secured under our financing advisory services.

Interest income on short-term investment

Interest income from short-term investments increased by $0.6 million to $7.5 million for the six months ended December 31, 2017, compared to $6.8 million for the six months ended December 31, 2016. The increase was primarily due to an increase in the average balance of the short-term investments.

Non-interest expenses

Non-interest expense was $2.1 million for the six months ended December 31, 2017, as compared to non-interest income of $0.06 million for the six months ended December 31, 2016. In connection with the grant of stock options to employees, we recorded share-based compensation charges of $nil and a gain of $1.5 million for the six months ended December 31, 2017 and 2016, respectively. The gain in 2016 resulted from the reversal of share-based compensation expense for our stock options that were cancelled in 2016 due to the termination of the holders’ employment prior to vesting.

Income taxes

Income tax expense decreased by $0.6 million, to $0.6 million for the six months ended December 31, 2017, compared to $1.2 million for the six months ended December 31, 2016. The decrease was attributable to the decrease in taxable income, which excluded tax exempt interest income, from short-term investments.

Net income

Net income decreased by $1.8 million, or 16.6%, to $ $9.2 million for the six months ended December 31, 2017, compared to $11.0 million for the six months ended December 31, 2016.

Current Outlook

Management continues to be cautious as to its operating results in future periods in view of the slowdown of the Chinese economy in those regions where the Company operates and which directly effects China’s financial sector. The Company believes that its financial guarantee services business could especially be adversely affected since its exposure to defaulted loans is expected to increase and counter guarantees or collateral provided may become insufficient to cover repayments. Management is undergoing a review of the risk controls for the Company’s financial guarantee business and may reduce the operation of this business in order to minimize the risks of the Company’s exposure.

Conversely, we believe that the financial leasing business offers substantial growth opportunities as SMEs have become an indispensable driver of promoting economic and employment growth and continue to contribute to China’s economic transformation. Many SMEs need to upgrade their equipment and adopt new technologies but have limited access to capital. Although the Company’s financial advisory and agency services are important as they focus on SMEs and have the potential to diversify the Company’s client base, the period-to-period financial results of this sector is affected by the complexity, uncertainties and changes in China’s economic conditions and the regulations governing the industry..

Other Significant Events

The Company’s registration statement on Form F-3, which registers the issuance of ordinary shares, preferred shares, warrants, rights, debt securities and debentures by the Company, was declared effective by the SEC on March 30, 2018. The Company may sell such securities from time to time pursuant to the registration statement. As we have previously disclosed, we have advised NASDAQ that we will seek to increase the public float and potentially the liquidity of our ordinary shares in an attempt to limit the volatility in the trading price of our ordinary shares. If we undertake any offering under the registration statement, it will be, in part, an effort to increase the liquidity of our ordinary shares. However, we cannot guarantee that any actions we take will have the intended effect of reducing market volatility and improving liquidity, and such share issuances could result in significant dilution for current shareholders.

About Wins Finance

Wins Finance is a diversified investment and asset management company listed on NASDAQ. The Company is focused on identifying value accretive investment opportunities and assets in China and the United States that can be enhanced through the strategic involvement of its established management team and its familiarity with the Chinese investment community to help generate long-term value for shareholders. Wins Finance is well positioned to leverage its expertise and existing operations in China to build a comprehensive platform for the provision of lending and other financing solutions to the under-served small and medium enterprise segment. For more information, please visit www.winsholdings.com.

 Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks are described in the Company’s Annual Report on Form 20-F for the year ended June 30, 2017 and in the Company’s other filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Company Contacts:

Wins Finance Holdings Inc.
1177 Avenue of the Americas

5th Floor
New York, NY 10036
Tel: 646-694-8538
E-mail: info@winsholdings.com

WINS FINANCE HOLDINGS INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2017	June 30, 2017
	US$	US$
ASSETS
Cash	9,183,365	17,002,282
Restricted cash	23,482,118	24,282,208
Short-term investments	206,490,674	187,944,184
Accounts receivable	1,011,363	-
Guarantee paid on behalf of guarantee service customers	3,005,346	1,560,615
Net investment in direct financing leases	70,289,761	76,723,457
Interest receivable	10,726,006	3,514,075
Property and equipment, net	395,483	594,148
Deferred tax assets, net	164,580	327,137
Other assets	666,420	815,984
TOTAL ASSETS	325,415,116	312,764,090

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Bank loans for capital lease business	21,801,814	28,281,541
Other loans for capital lease business	7,420,859	9,509,597
Interest payable	200,435	222,510
Income tax payable	2,784,517	2,772,631
Unearned income from financial guarantee services	361,974	538,215
Allowance on guarantee	672,202	673,147
Other liabilities	1,167,033	893,569
Deposit from direct financing leases	11,736,635	10,854,121
Due to related party	464,000	464,000
Deferred tax liabilities	899,223	746,884
Total Liabilities	47,508,692	54,956,215

Stockholders’ Equity
Common stock (par value $0.0001 per share, 100,000,000 shares authorized; 19,837,642 issued and outstanding at December 31, 2017 and June 30, 2017)	1,984	1,984
Additional paid-in capital	211,934,432	211,934,432
Statutory reserve	3,530,458	3,530,458
Retained earnings	71,627,391	62,427,622
Accumulated other comprehensive loss	(9,187,841)	(20,086,621)
Total Stockholders’ Equity	277,906,424	257,807,875
TOTAL LIABILITIES AND EQUITY	325,415,116	312,764,090

WINS FINANCE HOLDINGS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND

COMPREHENSIVE INCOME (LOSS)

	Six months ended December 31,
	2017	2016
	US$	US$
Guarantee service income
Commissions and fees on financial guarantee services	1,159,002	1,575,208
Reversal of provision on financial guarantee services	28,397	2,248,283
Commission and fees on guarantee services, net	1,187,399	3,823,491

Direct financing lease income
Direct financing lease interest income	2,959,175	2,857,051
Interest expense for direct financing lease	(920,873)	(1,544,164)
Reversal of provision (provision) for lease payment receivable	116,506	(120,587)
Net direct financing lease interest income after provision for receivables	2,154,808	1,192,300

Financial advisory and lease agency income	1,163,776	356,137
Net revenue	4,505,983	5,371,928

Non-interest income
Interest on short-term investment	7,451,918	6,838,031
Total non-interest income	7,451,918	6,838,031

Non-interest expense
Business taxes and surcharge	(2,057)	(1,473)
Salaries and employees surcharge	(387,959)	(612,926)
Rental expenses	(127,027)	(115,187)
Other operating expenses	(1,592,811)	788,790
Total non-interest expense	(2,109,854)	59,204

Income before taxes	9,848,047	12,269,163

Income tax expense	(648,278)	(1,237,708)
NET INCOME	9,199,769	11,031,455

Other comprehensive income (loss)
Foreign currency translation adjustment	10,898,780	(11,196,403)
COMPREHENSIVE INCOME (LOSS)	20,098,549	(164,948)

Weighted average ordinary shares outstanding:
Basic	19,837,642	20,041,647
Diluted	19,837,642	20,297,832
Earnings per share:
Basic	0.46	0.55
Diluted	0.46	0.54